Exhibit (a)(5)(B)

XOMA Royalty Announces Closing of Tender Offer and Completed Acquisition of Generation Bio, Inc.

- Generation Bio Stockholders Received $4.2913 Per Share in Cash Plus a Contingent Value Right -

EMERYVILLE, Calif., February 9, 2026 (GLOBE NEWSWIRE) – XOMA Royalty Corporation (NASDAQ: XOMA) (“XOMA Royalty” or the “Company”), a biotechnology royalty aggregator playing a distinctive role in helping biotech companies achieve their goal of improving human health, today announced the Company successfully completed its previously announced tender offer to acquire all outstanding shares of Generation Bio Co. (NASDAQ: GBIO) (“Generation Bio”) common stock for a price per share of $4.2913 in cash (the “Cash Amount”), plus one non-tradeable contingent value right (“CVR”) (together with the Cash Amount, the “Offer Price”) and successfully completed its acquisition of Generation Bio.

The tender offer and related withdrawal rights expired one minute after 11:59 p.m. Eastern Time on Friday, February 6, 2026 (the “Expiration Date”). As of the Expiration Date, a total of 4,722,533 shares of Generation Bio common stock were validly tendered, and not validly withdrawn, representing approximately 70% of the outstanding shares of Generation Bio common stock as of the Expiration Date. As of the Expiration Date, the number of shares validly tendered in accordance with the terms of the tender offer and not validly withdrawn satisfied the minimum tender condition, and all other conditions to the tender offer were satisfied or waived. After the Expiration Date, XOMA Royalty irrevocably accepted for payment all shares validly tendered and not validly withdrawn and expects to promptly pay for such shares.

Following the closing of the tender offer, a subsidiary of the Company, XRA 7 Corp., merged with and into Generation Bio (the “Merger”), and all shares of Generation Bio common stock that had not been validly tendered and irrevocably accepted for purchase were converted into the right to receive the Offer Price without interest. As a result of the Merger, Generation Bio became a wholly owned subsidiary of XOMA Royalty. Following the closing of trading on The Nasdaq Stock Market LLC (“Nasdaq”) on February 6, all shares of Generation Bio common stock ceased trading on Nasdaq, and the Company and Generation Bio intend promptly to cause such shares to be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934, as amended.

Advisors

XOMA Royalty was represented by Gibson, Dunn & Crutcher LLP. TD Cowen served as financial advisor, and Wilmer Cutler Pickering Hale and Dorr LLP served as legal counsel to Generation Bio.

About XOMA Royalty Corporation

XOMA Royalty is a biotechnology royalty aggregator playing a distinctive role in helping biotech companies achieve their goal of improving human health. XOMA Royalty acquires the potential future economics associated with pre-commercial and commercial therapeutic candidates that have been licensed to pharmaceutical or biotechnology companies. When XOMA Royalty acquires the future economics, the seller receives non-dilutive, non-recourse funding they can use to advance their internal drug candidate(s) or for general corporate purposes. XOMA Royalty has an extensive and growing portfolio of assets (asset defined as the right to receive potential future economics associated with the advancement of an underlying therapeutic candidate). For more information about XOMA Royalty and its portfolio, please visit www.xoma.com or follow XOMA Royalty Corporation on LinkedIn.

Forward-Looking Statements/Explanatory Notes

Certain statements contained in this press release are forward-looking statements, including statements regarding the payment and expected timing of payment of the tender offer, the delisting and deregistration of Generation Bio common stock, the ability of XOMA Royalty to monetize Generation Bio’s delivery platform for the benefit of XOMA Royalty and Generation Bio stockholders, and the ability to achieve any dispositions within the disposition period under the CVR Agreement. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “approximately,” “look to,” “plan,” “expect,” “may,” “will,” “could” or “should,” the negative of these terms or similar expressions. These forward-looking statements are not a guarantee of XOMA Royalty’s performance, and you should not place undue reliance on such statements. These statements are based on assumptions that may not prove accurate, and actual results could differ materially from those anticipated due to certain risks including the risk that XOMA Royalty does not achieve anticipated net cash after winding down Generation Bio’s operations and concluding remaining activities, and the risk that XOMA Royalty is unable to develop or otherwise enter into dispositions related to the Generation Bio programs. Other potential risks to XOMA Royalty meeting these expectations are described in more detail in XOMA Royalty’s most recent filing on Form 10-Q and in other filings with the Securities and Exchange Commission. Any forward-looking statement in this press release represents XOMA Royalty’s beliefs and assumptions only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. XOMA Royalty disclaims any obligation to update any forward-looking statement, except as required by applicable law.

EXPLANATORY NOTE: Any references to “portfolio” in this press release refer strictly to milestone and/or royalty rights associated with a basket of drug products in development. Any references to “assets” in this press release refer strictly to milestone and/or royalty rights associated with individual drug products in development.

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XOMA Royalty Investor Contact	XOMA Royalty Media Contact
Juliane Snowden	Kathy Vincent
XOMA Royalty Corporation	KV Consulting & Management
+1-646-468-9754	kathy@kathyvincent.com
juilane.snowden@xoma.com